Filed pursuant to Rule 424(b)(3)
File No. 333-153862

Grant Park Fund January 2012 Update
February 22, 2012

Supplement dated February 22, 2012 to Prospectus dated April 29, 2011
Class	January ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	0.0%	0.0%	$43.9M	$1,295.80
B	-0.1%	-0.1%	$446.9M	$1,098.39
Legacy 1	0.2%	0.2%	$5.7M	$913.91
Legacy 2	0.2%	0.2%	$15.6M	$904.56
Global 1	0.4%	0.4%	$13.3M	$877.76
Global 2	0.4%	0.4%	$27.9M	$869.39
Global 3	0.2%	0.2%	$230.8M	$824.39
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  European currencies generally rose against the U.S. dollar, following bullish news the region’s financial outlook may be improving.
The euro strengthened following news the International Monetary Fund was considering increasing aid to smaller European nations. The Swiss franc also posted gains following a jump in investor confidence, which was the largest since the second quarter of 2011.

Energy:   The combination of unusually warm weather and increased supplies drove natural gas prices nearly 15% lower for the month. Crude oil markets posted modest gains due to ongoing supply concerns stemming from tension surrounding Iran.

Equities:  In Asia, speculators drove Japanese equity markets higher on beliefs the Chinese government might stimulate the nation’s economy in response to data which showed decreasing inflation. North American equity markets also moved higher, supported by bullish domestic housing and manufacturing data and strong earnings reports by several key U.S. firms. European equity markets rose as investors believed Greece and its creditors were nearing an agreement on a new debt restructuring deal.

Fixed Income:  In the U.S. fixed-income markets, there was a sharp increase in demand for safe-haven assets after Standard & Poor downgraded French debt. Reports which showed weaker-than-expected GDP growth data for the U.S. also prompted buying in the debt markets, which drove prices higher.

Grains/Foods:  Corn prices fell nearly 2% after recent supply concerns eased due to improved weather conditions in South America.  Wheat prices also declined, driven lower by U.S. Department of Agriculture reports which showed an upward revision to 2012 harvest estimates. In the livestock markets, increased buying by large commodity funds led to gains in the lean hogs and live cattle markets.

Metals:  Concerns surrounding the Eurozone economy and tensions between Iran and the West caused an increase in demand for safe-haven assets, which drove gold and silver prices higher. Investors increased buying in an attempt to hedge against U.S inflation, which also played a role in driving precious metals prices higher. Base metals prices also moved higher due to an improved growth outlook for China and beliefs the strength in the global equity markets will foster industrial demand.

Sincerely,

David Kavanagh
President

Enclosures

Investor Update
On February 22nd, all taxable investors will be sent their Schedule K-1s (Form 1065) for the 2011 tax year.   This document contains a reconciliation of your Grant Park capital account and a summary of your portion of Grant Park’s taxable items necessary to prepare your federal income tax return.

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE
WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended January 31, 2012

STATEMENT OF INCOME
Trading Income (Loss)	Month to Date Total	Year to Date Total
Realized Trading Income (Loss)	$-1,016,876	$-1,016,876
Change In Unrealized Income (Loss)	7,465,340	7,465,340
Brokerage Commission	-203,235	-203,235
Exchange, Clearing Fee and NFA Charges	-59,317	-59,317
Other Trading Costs	-720,466	-720,466
Change in Accrued Commission	-27,940	-27,940
Net Trading Income (Loss)	5,437,506	5,437,506

Other Income	Month to Date Total	Year to Date Total
Interest, U.S. Obligations	$131,477	$131,477
Interest, Other	44,186	44,186
U.S. Government Securities Gain (Loss)	0	0
Dividend Income/GP Guarantee for MFG Balances	0	0
Total Income (Loss)	5,613,169	5,613,169

Expenses	Month to Date Total	Year to Date Total
Management Fee	$0	$0
Incentive Fee	955,257	955,257
Operating Expenses	168,493	168,493
Organization and Offering Expenses	194,548	194,548
Brokerage Expenses	3,869,574	3,869,574
Dividend Expenses/MFG Provision	0	0
Total Expenses	5,187,872	5,187,872

Net Income (Loss)	$425,297	$425,297

Statement of Changes in Net Asset Value	Month to Date Total	Year to Date Total
Beginning Balance	$798,842,191	$798,842,191
Additions	3,590,048	3,590,048
Net Income (Loss)	425,297	425,297
Redemptions	-18,748,201	-18,748,201
Balance at January 31, 2012	$784,109,335	$784,109,335

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	ROR – Month to Date	ROR – Year to Date
A	$1,295.802	33,845.50352	$43,857,089	0.00%	0.00%
B	$1,098.390	406,865.75163	$446,897,437	-0.06%	-0.06%
Legacy 1	$913.907	6,249.52255	$5,711,480	0.18%	0.18%
Legacy 2	$904.560	17,278.02950	$15,629,011	0.17%	0.17%
Global 1	$877.758	15,159.83732	$13,306,663	0.39%	0.39%
Global 2	$869.389	32,130.61955	$27,934,008	0.37%	0.37%
Global 3	$824.394	279,931.08924	$230,773,647	0.22%	0.22%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership